SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
 (Amendment No. 9)

Corning Natural Gas Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

219381100
(CUSIP Number)

Richard M. Osborne, 8500 Station Street, Suite 113, Mentor, Ohio 44060, (440) 951-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219381100	Page 2 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only)

Richard M. Osborne Trust
2	check the appropriate box if a member of a group
	(see instructions)	(a) ☒
(b) ☐
3	sec use only

4	source of funds

5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

☐
6	citizenship or place of organization

Ohio
	7	sole voting power

number of		128,932[1]
shares	8	shared voting power
beneficially
owned by
each	9	sole dispositive power
reporting
person		128,932[1]
with	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person

128,932[1]
12	check box if the aggregate amount in row (11) excludes certain

☐
13	percent of class represented by amount in row (11)

15.5%
14	type of reporting person (see instructions)

OO

1 Includes 14,000 warrants to purchase 9,800 shares of common stock that are currently exercisable.

CUSIP No. 219381100	Page 3 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only)

Richard M. Osborne
2	check the appropriate box if a member of a group
	(see instructions)	(a) ☒
(b) ☐
3	sec use only

4	source of funds

5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

☐
6	citizenship or place of organization

United States of America
	7	sole voting power

number of		129,182[1]
shares	8	shared voting power
beneficially
owned by
each	9	sole dispositive power
reporting
person		129,182[1]
with	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person

129,182[1]
12	check box if the aggregate amount in row (11) excludes certain

☐
13	percent of class represented by amount in row (11)

15.5%
14	type of reporting person (see instructions)

IN

1 Includes 250 shares of restricted stock and 14,000 warrants to purchase 9,800 shares of common stock that are currently exercisable. The restricted stock is held by Richard Osborne individually.  All other shares of common stock and all warrants are held by the Richard M. Osborne Trust.

CUSIP No. 219381100	Page 4 of 5

Introduction.

This Amendment No. 9 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust of which Richard M. Osborne is the sole trustee (the “Trust”), and Richard M. Osborne relating to shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”).

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On March 5, 2009, Mr. Osborne sent a letter to Corning resigning as the company’s chairman of the board and director.  The letter is attached as Exhibit 7.1.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended as follows:

(a)         Based solely on information provided by Corning, there are 821,000 Shares outstanding.

The Trust beneficially owns 119,132 Shares and 14,000 warrants to purchase 9,800 Shares that are currently exercisable, or 15.5% of the outstanding Shares assuming exercise of the warrants owned by the Trust.  Mr. Osborne beneficially owns 129,182 Shares, including 250 shares of restricted stock and the Shares and warrants beneficially owned by the Trust, or 15.5% of the outstanding Shares assuming exercised of the warrants owned by the Trust.  As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares and warrants owned by the Trust.

Item 7.	Material to be Filed as Exhibits.

7.1	Letter to Corning Natural Gas Corporation dated March 5, 2009

7.2	Joint Filing Agreement

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2009

RICHARD M. OSBORNE TRUST

/s/ Richard M. Osborne
Richard M. Osborne, Trustee

/s/ Richard M. Osborne
Richard M. Osborne, individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to Corning Natural Gas Corporation dated March 5, 2009

7.2	Joint Filing Agreement